Exhibit 99.1

CytoMed makes cash bid for potential acquisition of TC BioPharm Limited’s relevant assets

Singapore, Singapore – (October 14, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumours, today announced that it has submitted a cash bid for an undisclosed sum with Michael Magnay and Rob Croxen of Alvarez and Marsal Europe LLP who were appointed as joint administrators to TC BioPharm Limited (“TCBL”) on October 2, 2025, in relation to a potential acquisition of potentially synergistic assets of TCBL (the “Proposed Acquisition”).

TCBL and CytoMed are both clinical stage biopharmaceutical companies engaged in the research and development of donor-derived allogeneic gamma delta T cells for cancer treatment. TCBL has completed Phase I clinical trial, while CytoMed is currently conducting its Phase I ANGELICA Trial in Singapore under an Investigational New Drug (IND) application, evaluating its proprietary chimeric antigen receptor (CAR) T cells for a broad range of liquid and solid cancers.

This Proposed Acquisition is intended to strengthen and deepen CytoMed’s expertise and knowledge in using allogeneic cell therapies for cancer treatment, enabling the Company to accelerate its commercialization timeline and advance its mission to provide affordable therapeutic options for patients, especially for no-option patients with unmet needs from all over the world.

“Based on our data, we believe there is encouraging potential in using donor-derived gamma delta T cells for cancer treatment,” said Mr. Peter Choo, Chairman of CytoMed. “Our collaborator, MD Anderson Cancer Center (MDACC), recently published a paper highlighting the promise of this approach, as referenced in our announcement dated October 2, 2025. We believe that this allogeneic therapy is also safe in high doses and is cost-effective to manufacture at scale.”

Chairman Mr. Peter Choo added, “China reportedly took recent steps to boost cell therapies in its hospitals which augurs well for our developing China strategy. Presently, CytoMed’s mission is to leverage Southeast Asia’s low-cost infrastructure to make cell therapies accessible to more patients. By combining our technologies, CytoMed aims to develop affordable T effector cells to benefit more patients.”

This Proposed Acquisition represents CytoMed’s second acquisition within approximately one year. As previously announced on October 3, 2024, we completed the asset acquisition of a licensed cord blood bank in Malaysia, one of only three licensed cord blood banks there. That acquisition provides access to rare and precious cord blood as cost-free raw materials for our strategic expansion into a new class of cord blood-derived therapeutics for auto-immune diseases and cancers due to its naïve cord properties.

The Proposed Acquisition will be funded by internal resources. More information will be announced when available. Shareholders and investors are advised to exercise caution when dealing in the Company’s securities until further announcements are made.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer